UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2025

Nicholas Petruska
Chief Executive Officer
Vine Hill Capital Investment Corp. II
500 E Broward Blvd., Suite 900
Fort Lauderdale, FL 33394

**Re: Vine Hill Capital Investment Corp. II**
**Amendment No. 1 to Registration Statement on Form S-1**
**Filed December 4, 2025**
**File No. 333-291793**

Dear Nicholas Petruska:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 24, 2025, letter.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 10.3, page i

1. We note the reference to the end of a 30-day cure period after the date any additional funds are required to be deposited into the trust account as a condition of any extension before the commencement of the liquidation of the trust account. As applicable, please clarify the disclosures in the prospectus with respect to the liquidation of the trust account.

Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other

questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jonathan Ko, Esq.